                               SCHEDULE 13D
                             (Amendment No. 1)

                 Under the Securities Exchange Act of 1934


                       Lone Star Technologies, Inc.
                             (Name of Issuer)


                               Common Stock
                      (Title of Class of Securities)


                                 542312103
                              (CUSIP Number)

                              Robert T. Marto
                              President and
                          Chief Executive Officer
                          White River Corporation
                     777 Westchester Avenue, Suite 201
                       White Plains, New York 10604
                              (914) 251-0237
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                          February 14, 1994
          (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this schedule because of Rule 13d-1(b)(3) or (4), check the following box    .

      Check the following box if a fee is being paid with this statement     .

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
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                            CUSIP NO. 542312103



(1)   Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
Person

White River Corporation
93-                              1011071



(2) Check the Appropriate Box if a Member (a) of a Group (See Instructions)
                                            (b)

(3)   (SEC Use Only)



(4)   Source of Funds (See Instructions) AF (See Item 2)



(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)



(6)     Citizenship or Place of Organization      Delaware



  Number of Shares            (7)  Sole Voting Power
  Beneficially Owned               0
  by Each Reporting           (8)  Shared Voting Power
  Person With
                           (9)  Sole Dispositive Power
                                   0
                           (10) Shared Dispositive Power

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                0

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)    Percent of Class Represented by Amount in Row (11)
                                0%

(14)  Type of Reporting Person (See Instructions)  HC, CO
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ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 1 TO SCHEDULE 13D ARE AMENDED FROM
THE ORIGINAL FILING ON SCHEDULE 13D (THE "SCHEDULE 13D") DATED JANUARY 3, 1994. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE
SCHEDULE 13D.
Item 2.  Identify and Background.
     Item 2 is supplemented as follows:
     (a), (b), (c), and (f). This statement on Schedule 13D reflects the sale of 800,000 Shares of Cumulative Preferred Stock, Series A, $1.00 par, of LST. Such shares were sold for $40 million, plus $1,360,844 of dividends in arrears, to LST pursuant to a purchase agreement (see Item 6).

Item 5.  Interest in Securities of the Issuer.
     Item 5 is hereby replaced in its entirety:
     (a) and (b). The aggregate number of Shares and the percentage of the outstanding Shares owned by the indicated persons named in Item 2 is as follows:

                                            Percentage of
                             Shares            Shares
                          Beneficially      Beneficially
              Person         Owned             Owned
                WRC             0                0%

          (c)  None
          (d)  None
          (e) As of February 15, 1994, WRC ceased to be beneficial owner of more
than five percent of Shares in LST.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Item 6 is supplemented as follows:
The Purchase and Sale Agreement providing for the sale of LST's 800,000
Shares of Cumulative Preferred Stock, Series A, $1.00 par, as described in
Item 2 above, is attached as Exhibit A to this Schedule 13D (see Item 7 below).
Item 7.  Material to be Filed as Exhibits.
Exhibit A - Purchase and Sale Agreement between LST and WRC dated February 1, 1994.
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                                 SIGNATURE

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 22, 1994


                         WHITE RIVER CORPORATION

                         BY:

                                   ROBERT T. MARTO
                    Name:   Robert T. Marto
                    Title:  President and
                            Chief Executive Officer